SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          ABRAXIS BIOSCIENCE, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                       Common Stock, par value $0.001
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                02889P 10 9
--------------------------------------------------------------------------------
                               (CUSIP Number)


       Steven H. Hassan                               Richard Maroun
    10182 Culver Boulevard                  2730 Wilshire Boulevard, Suite 110
   Culver City, California                       Santa Monica, California
          USA, 90232                                    USA, 90403

--------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)





                               April 18, 2006
--------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /__/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02889P 10 9                 13D                         Page 1 of 13

-------------------------------------------------------------------------------
1.       Names of Reporting Persons. Dr. Patrick Soon-Shiong
         I.R.S. Identification Nos. of above persons (entities only).

-------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See
         Instructions)

         (a)

         (b)    X
-------------------------------------------------------------------------------
3.       SEC Use Only
-------------------------------------------------------------------------------
4.       Source of Funds (See Instructions) OO
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e)
                                                     ----
-------------------------------------------------------------------------------
6.       Citizenship or Place of Organization    United States
-------------------------------------------------------------------------------

               7    SOLE VOTING POWER
  NUMBER OF
                         527,948
    SHARES     ----------------------------------------------------------------

 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY              133,088,093
               ----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
     EACH
                         527,948
  REPORTING    ----------------------------------------------------------------

    PERSON     10   SHARED DISPOSITIVE POWER

     WITH                133,088,093

-------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                  133,616,041
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
-------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)     83.98%
-------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
         IN
-------------------------------------------------------------------------------

CUSIP No. 02889P 10 9                 13D                         Page 2 of 13

-------------------------------------------------------------------------------
1.       Names of Reporting Persons. Steven H. Hassan
         I.R.S. Identification Nos. of above persons (entities only).

-------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See
         Instructions)

         (a)

         (b)    X
-------------------------------------------------------------------------------
3.       SEC Use Only
-------------------------------------------------------------------------------
4.       Source of Funds (See Instructions) OO
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e)
                                                     ----
-------------------------------------------------------------------------------
6.       Citizenship or Place of Organization    United States
-------------------------------------------------------------------------------

               7    SOLE VOTING POWER
  NUMBER OF
                         0
    SHARES     ----------------------------------------------------------------

 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY              119,801,233
               ----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
     EACH
                         0
  REPORTING    ----------------------------------------------------------------

    PERSON     10   SHARED DISPOSITIVE POWER

     WITH                119,801,233

-------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                  119,801,233
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
-------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)    75.55%
-------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
         IN
-------------------------------------------------------------------------------

CUSIP No. 02889P 10 9                 13D                         Page 3 of 13


-------------------------------------------------------------------------------
1.       Names of Reporting Persons. Themba 2005 Trust I
         I.R.S. Identification Nos. of above persons (entities only).

-------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See
         Instructions)

         (a)

         (b)    X
-------------------------------------------------------------------------------
3.       SEC Use Only
-------------------------------------------------------------------------------
4.       Source of Funds (See Instructions) OO
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e)
                                                     ----
-------------------------------------------------------------------------------
6.       Citizenship or Place of Organization    THEMBA 2005 Trust I is
         established under the laws of the Cook Islands
-------------------------------------------------------------------------------

               7    SOLE VOTING POWER
  NUMBER OF
                         0
    SHARES     ----------------------------------------------------------------

 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY              39,616,143
               ----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
     EACH
                         0
  REPORTING    ----------------------------------------------------------------

    PERSON     10   SHARED DISPOSITIVE POWER

     WITH                39,616,143

-------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                  39,616,143
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable.
-------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)     24.98%
-------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
         OO
-------------------------------------------------------------------------------

CUSIP No. 02889P 10 9                 13D                         Page 4 of 13


-------------------------------------------------------------------------------
1.       Names of Reporting Persons. Themba 2005 Trust II
         I.R.S. Identification Nos. of above persons (entities only).

-------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See
         Instructions)

         (a)

         (b)    X
-------------------------------------------------------------------------------
3.       SEC Use Only
-------------------------------------------------------------------------------
4.       Source of Funds (See Instructions) OO
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e)
                                                     ----
-------------------------------------------------------------------------------
6.       Citizenship or Place of Organization    THEMBA 2005 Trust II is
         established under the laws of the Cook Islands
-------------------------------------------------------------------------------

               7    SOLE VOTING POWER
  NUMBER OF
                         0
    SHARES     ----------------------------------------------------------------

 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY              39,616,143
               ----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
     EACH
                         0
  REPORTING    ----------------------------------------------------------------

    PERSON     10   SHARED DISPOSITIVE POWER

     WITH                39,616,143


-------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                  39,616,143
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable.
-------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)     24.98%
-------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
         OO
-------------------------------------------------------------------------------

CUSIP No. 02889P 10 9                 13D                         Page 5 of 13


-------------------------------------------------------------------------------
1. Names of Reporting Persons. California Capital Limited Partnership I.R.S. Identification Nos. of above persons (entities only).

-------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See
         Instructions)

         (a)

         (b)    X
-------------------------------------------------------------------------------
3.       SEC Use Only
-------------------------------------------------------------------------------
4.       Source of Funds (See Instructions) OO
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e)
                                                     ----
-------------------------------------------------------------------------------
6.       Citizenship or Place of Organization    California
-------------------------------------------------------------------------------

               7    SOLE VOTING POWER
  NUMBER OF
                         0
    SHARES     ----------------------------------------------------------------

 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY              37,015,318
               ----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
     EACH
                         0
  REPORTING    ----------------------------------------------------------------

    PERSON     10   SHARED DISPOSITIVE POWER

     WITH                37,015,318


-------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                  37,015,318
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable.
-------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)     23.34%
-------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
         PN
-------------------------------------------------------------------------------

CUSIP No. 02889P 10 9                 13D                         Page 6 of 13

-------------------------------------------------------------------------------
1.       Names of Reporting Persons. Themba LLC
         I.R.S. Identification Nos. of above persons (entities only).
-------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See
         Instructions)

         (a)

         (b)    X

-------------------------------------------------------------------------------

3.       SEC Use Only

-------------------------------------------------------------------------------

4.       Source of Funds (See Instructions) OO

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                     ----

-------------------------------------------------------------------------------

6.       Citizenship or Place of Organization    California

-------------------------------------------------------------------------------

               7    SOLE VOTING POWER
  NUMBER OF
                         0
    SHARES     ----------------------------------------------------------------

 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY              37,015,318
               ----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
     EACH
                         0
  REPORTING    ----------------------------------------------------------------

    PERSON     10   SHARED DISPOSITIVE POWER

     WITH                 37,015,318



-------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                  37,015,318

-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable.

-------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)     23.34%

-------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
         PN

-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER


     The title of the class of equity securities of Abraxis BioScience, Inc., a Delaware corporation (the "Company"), to which this statement relates is the Company's Common Stock, par value $0.001 per share (the "Shares"). The address of the principal executive office of the Company is 11777 San Vicente Boulevard, Suite 500, Los Angeles, CA 90049.


ITEM 2.  IDENTITY AND BACKGROUND


     (a) This Schedule 13D is being filed on behalf of Dr. Patrick Soon-Shiong; Mr. Steven H. Hassan; The Themba 2005 Trust I ("Themba I"), a trust established under the laws of the Cook Islands; The Themba 2005 Trust II ("Themba II"), a trust established under the laws of the Cook Islands; California Capital Limited Partnership ("CA Capital"), a limited partnership established under the laws of California, and Themba LLC ("Themba LLC"), a limited liability company established under the laws of California. Dr. Soon-Shiong, Mr. Hassan, Themba I, Themba II, CA Capital and Themba LLC are referred to herein as the "Reporting Persons."

     (b) The principal business address of Themba I, Themba II, CA Capital and Themba LLC is 10182 Culver Boulevard, Culver City, California 90232. The business address of Dr. Soon-Shiong, is 11777 San Vicente Boulevard, Suite 500, Los Angeles, CA 90049 and the business address of Mr. Hassan is 10182 Culver Boulevard, Culver City, California 90232.

     (c) Dr. Soon-Shiong is the Chairman and Chief Executive Officer of the Company. Mr. Hassan is an independent certified public accountant. He is also the manager of Themba LLC and a trustee of Themba I and Themba II. Themba I and Themba II are trusts for the benefit of Dr. Soon-Shiong and members of his family. Themba I and Themba II hold Shares, directly and indirectly. Themba I also holds a 49.5% partnership interest in CA Capital; Themba II also holds a 49.5% partnership interest in CA Capital. The principal business of CA Capital is the holding of Shares. The principal business of Themba LLC is acting as the general partner of CA Capital (of which Themba LLC owns a 1% general partnership interest). 50% of the membership interests of Themba LLC are owned by Themba I and 50% of the membership interests of Themba LLC are owned by Themba II.

     (d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) None of the Reporting Persons has been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which are of the is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

     (f)  Dr. Soon-Shiong and Mr. Hassan are both citizens of the United
          States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Reporting Persons are filing this Schedule 13D as a result of the acquisition of Shares by Themba I, Themba II, CA Capital, RSU Plan LLC (a limited liability company of which Themba I, Themba II, CA Capital and other former shareholders of ABI are members and of which Mr. Hassan is the manager) and certain grantor annuity trusts (of which family members of Dr. Soon-Shiong are beneficiaries and Dr. Soon-Shiong is a trustee) pursuant to the merger of American BioScience, Inc., a California corporation ("ABI"), with and into the Company (the "Merger"). In the Merger, the shares of common stock of ABI held by these entities were exchanged for Shares. The Merger was consummated on April 18, 2006 pursuant to the Agreement and Plan of Merger, dated November 27, 2005, between the Company and ABI (the "Merger Agreement").

ITEM 4.  PURPOSE OF TRANSACTION

     As noted in Item 3, the Reporting Persons are filing this Schedule 13D as a result of the acquisition of Shares in the Merger by Themba I, Themba II, CA Capital, RSU LLC and certain grantor annuity trusts. In connection with the Merger, Dr. Soon-Shiong, Themba I, Themba II, CA Capital, RSU LLC and those grantor annuity trusts (the "Voting Agreement Shareholder Parties") entered into the corporate governance and voting agreement with the Company, dated as of April 18, 2006 (the "Voting Agreement"), described in Item 6 below. The Voting Agreement imposes certain restrictions on the ability of the Voting Agreement Shareholder Parties to acquire beneficial ownership of additional Shares, solicit proxies opposing a solicitation conducted by or on behalf of the Company or its board of directors, or engage in business combinations with the Company and also requires those parties to vote their Shares in favor of the election of the three outside independent directors under specified circumstances. The terms of the Voting Agreement are more fully described in Item 6 below.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Dr. Soon-Shiong is the beneficial owner of, and has the sole power to vote and dispose of, 527,948 Shares, which includes 402,500 Shares issuable upon the exercise of stock options held by Dr. Soon-Shiong that are currently exercisable or will become exercisable with 60 days. Dr. Soon-Shiong is a protector of the Themba I and Themba II trusts, and is a trustee of certain grantor annuity trusts (of which family members of Dr. Soon-Shiong are beneficiaries) and, as such, may also be deemed to be the beneficial owner of, and to share the power to vote and dispose of, an additional 133,088,093 Shares comprised of the 39,616,143 Shares described below as being beneficially owned by Themba I, the 39,616,143 Shares described below as being beneficially owned by Themba II, the 34,634,704 Shares described below as being beneficially owned by CA Capital and Themba LLC., 12,472,976 Shares beneficially owned by the grantor annuity trusts and 3,553,629 Shares beneficially owned by the RSU Plan LLC. The 527,948 Shares that Dr. Soon-Shiong beneficially owns, and the additional 133,088,093 Shares that Dr. Soon-Shiong may beneficially own represent a total of 83.98% of the outstanding Shares.

     In his capacity as trustee of Themba I and Themba II, manager of Themba LLC (the general partner of CA Capital) and manager of RSU Plan LLC, Mr. Hassan beneficially owns, and may be deemed either to share with Dr. Soon-Shiong the power to vote and dispose of, or to have the sole power to vote and dispose of, 119,801,223 Shares comprised of the 39,616,143 Shares described below as being beneficially owned by Themba I, the 39,616,143 Shares described below as being beneficially owned by Themba II, the 37,015,318 Shares described below as being beneficially owned by CA Capital and Themba LLC and 3,553,629 Shares beneficially owned by the RSU Plan LLC. These 119,801,223 Shares represent a total of 75.55% of the outstanding Shares.

     Themba I is the beneficial owner of, and may be deemed either to share with Dr. Soon-Shiong the power to vote and dispose of, or to have the sole power to vote and dispose of, 39,616,143 Shares, representing 24.98% of the outstanding Shares.

     Themba I is the beneficial owner of, and may be deemed either to share with Dr. Soon-Shiong the power to vote and dispose of, or to have the sole power to vote and dispose of, 39,616,143 Shares, representing 24.98% of the outstanding Shares.

     CA Capital is the beneficial owner of, and may be deemed either to share with Dr. Soon-Shiong the power to vote and dispose of, or to have the sole power to vote and dispose of, 37,015,318 Shares, representing 23.34% of the outstanding Shares. Themba LLC, the general partner of CA Capital, is also the beneficial owner of, and may be deemed either to share with Dr. Soon-Shiong the power to vote and dispose of, or to have the sole power to vote and dispose of, those 37,015,318 Shares.

     The 39,616,143 Shares described above as being beneficially owned by Themba I, the 39,616,143 Shares described above as being beneficially owned by Themba II, the 37,015,318 Shares described above as being beneficially owned by CA Capital and Themba LLC., 13,286,860 Shares beneficially owned by certain grantor annuity trusts (of which family members of Dr. Soon-Shiong are beneficiaries and of which Dr. Soon-Shiong is a trustee and may be the beneficial owner) and the 3,553,629 Shares beneficially owned by the RSU Plan LLC were acquired by them on April 18, 2006 pursuant to the Merger in exchange for shares of common stock of ABI held by them.

     See also Item 6 below.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

MERGER AGREEMENT AND ESCROW AGREEMENT

     Under the terms of the Merger Agreement, the former ABI shareholders are required to indemnify, on a pro rata basis, the Company, its subsidiaries and affiliates, their respective representatives, and their successors and assigns, from and against any and all losses (subject to certain limitations and exceptions) incurred by them by reason of breaches of representations and warranties made by ABI in the Merger Agreement, the failure of ABI, Dr. Soon- Shiong and certain ABI shareholders to comply with specified covenants in the Merger Agreement and certain specified matters related to any obligation by the Company to issue equity interest to various persons.

     As a condition to closing the Merger, and in order to secure the indemnification obligations of the ABI shareholder in the Merger Agreement, the Company, Dr. Soon-Shiong, solely in his capacity as the representative of the former ABI shareholders, and an escrow agent entered into an escrow agreement, dated as of April, 18, 2006 (the "Escrow Agreement"). Subject to limited exceptions, the maximum aggregate amount of indemnifiable losses which may be recovered by the indemnified parties may not exceed an indemnity cap amount equal to the aggregate value of the Shares from time to time held by the escrow agent pursuant to the Escrow Agreement.

     At the effective time of the Merger, 2,547,884 of the Shares described above as beneficially owned by Themba I, 2,547,884 of the Shares described above as beneficially owned by Themba II, 2,380,614 Shares described above as beneficially owned by CA Capital and Themba LLC, 813,884 of the Shares beneficially owned by certain grantor annuity trusts (of which family members of Dr. Soon-Shiong are beneficiaries and of which Dr. Soon-Shiong is a trustee), 228,549 of the Shares beneficially owned by RSU LLC and 90,837 Shares beneficially owned by another former ABI shareholder were deposited with the escrow agent to create an escrow fund for the purpose of to satisfy indemnification obligations of former ABI shareholders under the Merger Agreement. Any such former ABI shareholder may elect, prior to disbursement of common stock from escrow, to satisfy its pro rata portion of any indemnification obligation by delivering cash equal to the market value of its pro rata portion of the Shares that would otherwise be disbursed from the escrow out of such former ABI shareholder's pro rata percentage of the Shares in the escrow. Former ABI shareholders are entitled to direct the voting of their Shares held in the escrow fund.

     The escrow will terminate on April 18, 2008. Upon termination of the escrow, all Shares then remaining in escrow will be disbursed to the former ABI shareholders, except that the escrow agent is to retain sufficient Shares to satisfy any unresolved indemnification claims made prior to the termination of the escrow.

     The foregoing description of provisions of the Merger Agreement is qualified in its entirety by the terms of the Merger Agreement and Escrow Agreement, which are Exhibits hereto.

CORPORATE GOVERNANCE AND VOTING AGREEMENT

     As a condition to closing the Merger, the Voting Agreement Shareholder Parties executed the Voting Agreement as of April 18, 2006.

     Under the Voting Agreement, the Voting Agreement Shareholder Parties agreed not to acquire beneficial ownership of any additional Shares, except for acquisitions of Shares: (i) approved in advance by a majority of the Company's outside independent directors then in office, (ii) upon the exercise of stock options held as of November 27, 2005, (iii) as a result of the grant of stock options approved after November 27, 2005 by the Company's board of directors and the outside independent directors or upon the exercise of such options, (v) that would not cause the Voting Agreement Shareholder Parties and their respective affiliates, collectively, to beneficially own more than 83.5% of the Shares then outstanding, or (vi) pursuant to, or after the consummation of, a tender or exchange offer by one or more of the Voting Agreement Shareholder Parties that is for all of the outstanding Shares, is subject to a non-waiveable condition that a majority of the outstanding Shares be validly tendered and accepted for purchase by the offeror, and includes a commitment by the offeror to promptly consummate a merger following completion of the tender or exchange offer, in which all remaining Shares not held by them shall be acquired for the same amount and type of consideration as was paid pursuant to the tender or exchange offer. We refer to a tender or exchange offer complying with these conditions as a "qualifying tender offer."

     Under the Voting Agreement, at each meeting of the Company's stockholders, or in connection with any action by written consent, occurring prior to (but not including) the Company's 2007 annual stockholders' meeting at which at least three outside independent director candidates have been nominated, each Voting Agreement Shareholder Party is required to vote or cause to be voted all Shares over which such party has voting control in favor of the election of the three outside independent directors. The Voting Agreement further provides that, prior to (but not including) the Company's 2007 annual stockholders' meeting, no Voting Agreement Shareholder Party may permit any Shares over which such party has voting control (or permit any written consent to be executed with respect to such Shares) in favor of the removal of any outside independent directors, unless after giving effect to the removal of such outside independent directors and any simultaneous or nearly simultaneous election or appointment of any directors of the Company, the Company's board of directors will include at least three outside independent directors.

     The Voting Agreement also provides that no Voting Agreement Shareholder Party may directly or indirectly solicit, or be a participant in the solicitation of, proxies from the Company's stockholders for the purpose of opposing a solicitation conducted by or on behalf of the Company or its board of directors. The foregoing will not (a) prevent any Voting Agreement Shareholder Party, in its capacity as a stockholder of the Company, from nominating candidates for election as directors or presenting proposals for a vote or consent of the Company's stockholders or (b) restrict any Voting Agreement Shareholder Party from voting or executing consents in respect of Shares beneficially owned by it in its discretion on matters submitted for a vote of consent of the Company's stockholders.

     Under the Voting Agreement, no Voting Agreement Shareholder Party may, and each may not permit any of its affiliates to (a) merge or consolidate with or into the Company or any of its majority-owned subsidiaries or (b) acquire from the Company or any of its majority-owned subsidiaries, except proportionately as a stockholder of the Company, assets of the Company or its majority-owned subsidiaries having an aggregate market value equal to 10% or more of either the aggregate market value of all of the assets of the Company determined on a consolidated basis or the aggregate market value of all of the outstanding Shares, unless the transaction is approved in advance by a majority of the Company's outside independent directors and, to the extent required by applicable law, by the Company's other directors. The foregoing will not apply or prevent any Voting Agreement Shareholder Party or its affiliates from merging with the company after consummating a qualifying tender offer.

     The Voting Agreement automatically terminates upon the earliest to occur of: (i) the date of the Company's 2007 annual stockholders' meeting,
(ii) the first date upon which the Voting Agreement Shareholder Parties and their affiliates collectively beneficially own less than 65% of the then outstanding Shares and (iii) the date a qualifying tender offer and the related back-end merger are completed and all outstanding Shares are owned by Dr. Soon-Shiong or his affiliates.

     The foregoing description of provisions of the Voting Agreement is qualified in its entirety by the terms of the Voting Agreement, which is an Exhibit hereto.

REGISTRATION RIGHTS AGREEMENT

     As a condition to the merger, the Company and the Reporting Persons executed a registration rights agreement with the Company (the "Registration Rights Agreement") under which the Company is obligated to register under the Securities Act of 1933 all or a portion of the Shares issued to the former ABI shareholders in the Merger. Under the Registration Rights Agreement, the ABI shareholders have the right to require the Company to file a registration statement to register all or a portion of the Shares they received in the Merger. In addition, the ABI shareholders may require the Company to include their Shares in future registration statements that the Company files and may require the Company to register their Shares for resale on a Form S-3 "shelf" registration statement. Upon registration, the registered shares generally will be freely tradeable in the public market without restriction. However, in connection with any underwritten offering, the Reporting Persons have agreed to lock up any other Shares for up to 90 days and have agreed to a limit on the maximum number of Shares that can be registered for their account under so-called "shelf" registration statements.

     The foregoing description of provisions of the Registration Rights Agreement is qualified in its entirety by the terms of the Registration Rights Agreement, which is an Exhibit hereto.

RSU PLAN LLC AGREEMENT WITH THE COMPANY

     As a part of the merger, the Company assumed two restricted unit plans established by ABI prior to the closing of the merger. Under the terms of one of these plans ("Plan II"), the units granted thereunder will vest one-half on the second anniversary of the Merger and the balance on the fourth anniversary of the Merger. The units convert into the right to receive a number of Shares determined in accordance with the plan. The maximum number of Shares that may be issuable under this plan is 3,325,080.

     On April 18, 2006, in connection with the closing of the Merger, RSU Plan LLC entered into an Agreement ("Contribution Agreement") under which RSU LLC has agreed that prior to the date on which units issued pursuant to Plan II become vested, RSU Plan LLC will be required to deliver to the Company the number of Shares or, at the election of RSU Plan LLC cash (or a combination thereof) in an amount sufficient to satisfy the obligations to participants under Plan II of vested units. The Company is required to satisfy its obligations under Plan II by paying to the participants in Plan II cash and/or Shares in the same proportion as is delivered by to the Company by RSU Plan LLC.

     The foregoing description of provisions of the Contribution Agreement is qualified in its entirety by the terms of the Contribution Agreement, which is an Exhibit hereto.

PLEDGE

     2,214,591 of the Shares beneficially owned by Themba I have been pledged as collateral to Merrill Lynch Bank USA for a loan made to a subsidiary of Themba I pursuant to a loan and security agreement between THEMBA Credit, LLC, Merrill Lynch Bank USA and Merrill, Lynch, Pierce, Fenner & Smith Incorporated.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     1. Agreement and Plan of Merger, dated November 27, 2005, between ABI and the Company (incorporated herein by reference Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the SEC on November 11, 2005

     2. Escrow Agreement, dated April 18, 2006, among the Company, Dr. Soon-Shiong, solely in his capacity as shareholders' representative, and Fifth Third Bank NA, as the Escrow Agent

     3. Corporate Governance and Voting Agreement, dated April 18, 2006, among the Voting Agreement Shareholder Parties and the Company

     4. Registration Rights Agreement, dated April 18, 2006, among the Companies and the other parties thereto

     5.   Agreement, dated April 18, 2006, between the Company and RSU Plan
          LLC

     6. Joint Filing Agreement dated April 28, 2006, by and among Dr. Soon-Shiong, Mr.. Hassan, Themba I, Themba II, CA Capital and Themba LLC

                                 Signature

          After reasonable inquiry and to the best of the knowledge of the undersigned, the information set forth in this statement is true, complete and correct.


Dated: April 28, 2006
                                        /s/ Patrick Soon-Shiong
                                        --------------------------------
                                        Patrick Soon-Shiong


                                        /s/ Steven H. Hassan
                                        --------------------------------
                                        Steven H. Hassan


                                        THE THEMBA 2005 TRUST I

                                        By: /s/ Steven H. Hassan
                                            ----------------------------
                                        Steven H. Hassan, Trustee


                                        THE THEMBA 2005 TRUST II

                                        By: /s/ Steven H. Hassan
                                            ----------------------------
                                        Steven H. Hassan, Trustee



                                        CALIFORNIA CAPITAL LIMITED PARTNERSHIP

                                        BY: THEMBA LLC, ITS GENERAL PARTNER

                                        By: /s/ Steven H. Hassan
                                            ----------------------------
                                        Name:  Steven H. Hassan
                                        Title: Manager


                                        THEMBA LLC

                                        By: /s/ Steven H. Hassan
                                            ----------------------------
                                        Name:  Steven H. Hassan
                                        Title: Manager

                                  EXHIBITS

     1. Agreement and Plan of Merger, dated November 27, 2005, between ABI and the Company (incorporated herein by reference Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the SEC on November 11, 2005.

     2. Escrow Agreement, dated April 18, 2006, among the Company, Dr. Soon-Shiong, solely in his capacity as shareholders' representative, and Fifth Third Bank NA, as the Escrow Agent.

     3. Corporate Governance and Voting Agreement, dated April 18, 2006, among the Voting Agreement Shareholder Parties and the Company.

     4. Registration Rights Agreement, dated April 18, 2006, among the Companies and the other parties thereto.

     5.   Agreement, dated April 18, 2006, between the Company and RSU Plan
          LLC.

     6. Joint Filing Agreement dated April 28, 2006, by and among Dr. Soon-Shiong, Mr. Hassan, Themba I, Themba II, CA Capital and Themba LLC.